NEURALSTEM, INC.

July 14, 2017

Ada Sarmento

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Neuralstem, Inc.
Registration Statement on Form S-3/A
Filed July 13, 2017
File No. 333-219195

Dear Ms. Sarmento:

Pursuant to a telephonic conversation with the Commission stating that there are no further comments to the above referenced registration statement of Neuralstem, Inc. (“Company”), the Company hereby requests that the above referenced registration statement be declared effective at 5:00 p.m. EST, on Tuesday, July 18, 2017, or as soon as practicable thereafter.

We thank you in advance for your time and attention. Should you wish to further discuss this matter, please do not hesitate to contact me at 301.366.4960 or the Company’s counsel, Raul Silvestre of Silvestre Law Group, P.C. at 818.597.7552.

We hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard Daly

Richard Daly

Chief Executive Officer

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